Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Flat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

Press Release

STRATEGIC COMBINATION BETWEEN FIAT INDUSTRIAL S.P.A. AND CNH GLOBAL N.V. APPROVED

Today the Shareholders of Fiat Industrial S.p.A. met at an Extraordinary General meeting and approved the merger between Fiat Industrial S.p.A. and CNH Global N.V. with and into a newly established company to be named CNH Industrial N.V The Extraordinary Shareholders’ Meeting of CNH Global N.V. to vote on such merger is scheduled for July 23, 2013 and Fiat Industrial, as shareholder of approximately 87% of CNH Global N.V., will vote its shares in CNH in favor of the merger.

Subject to the closing of the transaction, all Fiat Industrial shareholders will receive one common share of CNH Industrial for each Fiat Industrial share they hold at the time of the merger. Furthermore, Fiat Industrial shareholders attending the Extraordinary Shareholders Meeting may elect to receive one CNH Industrial special voting share for each Fiat Industrial share they held at the record date of the meeting (June 28, 2013) and continue to hold through the closing date of the merger. Further information on the special voting shares, and the terms and conditions governing such shares may be found on the Company’s website, www.fiatindustrial.com.

Holders of Fiat Industrial shares who did not vote in favor of the merger may exercise their withdrawal rights for a fifteen-day period following the registration of the shareholders’ resolutions with the Companies Register of Turin. Notice of that registration will be published on the Company’s website, www.fiatindustrial.com. In the event of withdrawal, the redemption amount payable is euro 8.897 per Fiat Industrial ordinary share.

The withdrawal right is subject to completion of the merger, which is in turn subject to certain conditions precedent provided for in the merger agreement being met, including a condition that the cash amount required to be paid to withdrawing shareholders pursuant to article 2437-quater of the Italian Civil Code and to creditors for their opposition rights under Italian law not exceed Euro 325 million in the aggregate. Fiat Industrial will communicate to the market the number of shares with respect to which the right of withdrawal has been exercised.

During the Extraordinary General Meeting the Company also announced the composition of the future Board of Directors of CNH Industrial as follows: John Elkann, Mina Gerowin, Patrizia Grieco, Léo W. Houle, Peter Kalantzis, John Lanaway, Sergio Marchionne, Guido Tabellini, Jacqueline Tammenoms Bakker, Jacques Theurillat and Richard Tobin.

Turin, July 9, 2013

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Torino

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com

www.fiatindustrial.com

Press Release

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.